SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         Chimera Investment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   16934Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   11/30/2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 16934Q109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    LMM LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        3,300,000

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        3,300,000

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    3,300,000
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     8.93%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IA    OO
--------------------------------------------------------------------------------

Page 2 of 7 Pages

CUSIP No. 16934Q109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Legg Mason Opportunity Trust
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Maryland
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        3,300,000

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        3,300,000

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    3,300,000
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     8.93%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IV      OO
--------------------------------------------------------------------------------

Page 3 of 7 Pages

CUSIP No. 16934Q109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Legg Mason Capital Management, Inc.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Maryland
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        2,962,575

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        2,962,575

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    2,962,575
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     8.02%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO     IA
--------------------------------------------------------------------------------

Page 4 of 7 Pages

CUSIP No. 16934Q109
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Legg Mason Special Investment Trust, Inc.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Maryland
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        -0-

    (6) Shared voting power:
        2,400,000

    (7) Sole dispositive power:
        -0-

    (8) Shared dispositive power:
        2,400,000

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    2,400,000
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     6.49%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO   IV
--------------------------------------------------------------------------------

Page 5 of 7 Pages

Item 1(a). Name of Issuer:

           Chimera Investment Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           1211 Avenue of the Americas
           Suite 2902
           New York, NY 10036

Item 2(a). Name of Person Filing:

           LMM LLC
           Legg Mason Opportunity Trust
           Legg Mason Capital Management, Inc.
           Legg Mason Special Investment Trust, Inc.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           100 Light Street
           Baltimore, MD 21202

Item 2(c). Citizenship:

           Maryland, Delaware

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP No.:

           16934Q109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |X| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        6,262,575

    (b) Percent of class:
        16.95%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              -0-

        (ii)  Shared power to direct the vote
              6,262,575

        (iii) Sole power to dispose or direct the disposition of -0-

        (iv)  Shared power to dispose or direct the disposition of
              6,262,575

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

        The interest of one account, Legg Mason Opportunity Trust, a portfolio of Legg Mason Investment Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by LMM LLC, amounted to 3,300,000 shares or 8.93% of the total shares outstanding.

        The interest of a second account, Legg Mason Special Investment Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., amounted to 2,400,000 shares or 6.49% of the total shares outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        n/a

Item 8. Identification and Classification of Members of the Group.

        LMM LLC
        Legg Mason Capital Management, Inc.

Item 9. Notice of Dissolution of Group.

        n/a

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      LMM LLC

Date: 12/10/2007                      /s/ Nicholas C. Milano
                                      Name:  Nicholas C. Milano
                                      Title: Chief Compliance Officer


                                      Legg Mason Capital Management, Inc.

Date: 12/10/2007                      /s/ Nicholas C. Milano
                                      Name:  Nicholas C. Milano
                                      Title: Chief Compliance Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 7 of 7 Pages